SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated March 7, 2007 relating to the receipt by the Registrant of a copy of a petition (the “Petition”) filed by an Indian Non-Government Organisation with the High Court of Delhi in India naming the Company, Hutchison Essar Limited, the Registrant’s indirect non-wholly owned subsidiary in India, and various Indian parties as respondents and alleging that the foreign shareholding in Hutchison Essar Limited is in breach of the Foreign Direct Investment regulations in India.

1.2	Press Release dated March 9, 2007 relating to the overwhelming support from the Registrar’s shareholders on the sale of Indian business to Vodafone.

1.3	Announcement dated March 9, 2007 relating to (i) the poll results of the Extraordinary General Meeting of the Registrant held on March 9, 2007 for approval of the agreement on the sale of Indian business to Vodafone and (ii) indefinite adjournment on March 9, 2007 by the High Court of Delhi of the hearing of the Petition and its declining to require any of the respondents, including the Company and Hutchison Essar Limited, to respond to the Petition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

The Directors wish to inform Shareholders that on 7 March 2007, an Indian Non-Government Organisation provided the Company with a copy of a petition it has filed with the High Court of Delhi in India naming the Company, Hutchison Essar and various Indian parties as respondents. The petition alleges, amongst others, that by virtue of the Company’s arrangements with certain Indian shareholders of Hutchison Essar, the foreign shareholding in Hutchison Essar is in breach of the FDI Regulations. The Company believes Hutchison Essar is FDI compliant and the Transaction will not affect such FDI compliant status. The Company and Hutchison Essar consider the petition to be entirely without merit and will take all necessary action to vigorously defend the groundless allegations made against them.

The EGM for Shareholders to consider and, if thought fit, to approve the Transaction will take place as scheduled on Friday, 9 March 2007.

Reference is made to the announcement of the Company dated 12 February 2007 and the circular to Shareholders dated 21 February 2007 (the “Circular”) regarding the Transaction. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

The Directors wish to inform Shareholders that on 7 March 2007, Telecom Watchdog, an Indian Non-Government Organisation, provided the Company with a copy of a petition it has filed with the High Court of Delhi in India, naming the Company, Hutchison Essar, the Indian government and various other Indian parties as respondents. The petition alleges, amongst others, that by virtue of the Company’s arrangements with certain Indian shareholders of Hutchison Essar, the foreign shareholding in Hutchison Essar is in breach of the Foreign Direct Investment regulations in India (the “FDI Regulations”) and requests that Hutchison Essar’s telecommunications licence be cancelled, investigations and proceedings against various parties for violation of Indian regulations be instituted and shares in Hutchison Essar held in breach of the FDI Regulations be confiscated. The petition does not seek to prevent the proposed Transaction with Vodafone.

The Company’s arrangements with certain Indian shareholders of Hutchison Essar, which have been in place for some time, were structured in compliance with the FDI Regulations and have been approved by the relevant Indian authorities. The Company believes Hutchison Essar is FDI compliant and the Transaction will not affect such FDI compliant status.

The Company and Hutchison Essar consider that the petition is entirely without merit and will take all necessary action to vigorously defend the groundless allegations made against them. The Company will make further announcement(s) to provide further update on the petition, as and when appropriate.

This announcement is made pursuant to Listing Rule 13.09. The Directors do not consider the petition or the groundless allegations made thereunder to constitute material information on the Transaction for the purposes of Listing Rule 14.52.

The EGM for Shareholders to consider and, if thought fit, to approve the Transaction will take place as scheduled on Friday, 9 March 2007.

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Alternate Directors:
Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan
Mr. Michael John O’CONNOR	(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Aldo MAREUSE	Mr. Martin Wolfgang MICHLMAYR
(Alternate to Mr. Michael John O’Connor)
Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)
Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 7 March 2007

Exhibit 1.2

Hutchison Telecom receives overwhelming support from shareholders on the sale of Indian business to Vodafone

HONG KONG, 9 March 2007 - Hutchison Telecommunications International Limited (“the Company”, SEHK: 2332, NYSE: HTX) announced today that its shareholders approved the proposed sale of the Company’s entire direct and indirect rights and interests in respect of Hutchison Essar Limited to a subsidiary of Vodafone Group Plc for a total cash consideration of approximately US$11.1 billion (approximately HK$87 billion).

At the extraordinary general meeting of the Company held earlier today, the transaction was approved by an overwhelming majority of the shareholders who voted at the meeting.

Completion of the potential sale is expected to take place no earlier than 2 April, 2007.

- End -

For enquiries, please contact:

Mickey Shiu	Dan Evans
Corporate Communications	Investor Relations
Hutchison Telecom	Hutchison Telecom
Work: (852) 2128 3107	Work: (1) 425-709-8888 ext 284
Mobile: (852) 9092 8233	Mobile: (1) 425-753-0737
E-mail: mickeyshiu@htil.com.hk	E-mail: danevans@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel. Its leading brands include “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

1

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

2

Exhibit 1.3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

VERY SUBSTANTIAL DISPOSAL

EXTRAORDINARY GENERAL MEETING

HELD ON 9 MARCH 2007 – POLL RESULTS

The resolution to approve the Transaction was passed with the support of an overwhelming majority of Shareholders who voted at the EGM.

Completion of the Transaction is conditional upon the satisfaction or waiver of the Conditions. Obtaining Shareholders’ approval for the Transaction satisfies one of the Conditions. The FIPB Condition has not been satisfied or waived as at the date of this announcement.

The High Court of Delhi today adjourned the hearing of the petition filed by the Indian Non-Government Organisation indefinitely and declined to require any of the respondents, including the Company and Hutchison Essar, to respond to the petition.

Shareholders and potential investors should be aware that the payment of any special dividend by the Company is subject to Completion of the Transaction and further approval of the Board. Accordingly, they are advised to exercise caution when dealing in the Company’s securities.

Reference is made to the Company’s announcements dated 12 February 2007 (the “First Announcement”), 21 February 2007, 22 February 2007 and 7 March 2007 respectively and the Circular despatched to Shareholders dated 21 February 2007.

Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

The Company announces the poll results in respect of the resolution proposed at the EGM as follows:–

No. of Votes (Approx. %)
Resolution proposed at the EGM	For	Against
To approve, ratify and confirm the Agreement and to authorise the directors to execute documents and/or do all such acts on behalf of the Company in connection with the Agreement.	4,179,229,872 (99.3693%)	26,527,035 (0.6307%)
The resolution was duly passed as an ordinary resolution.

As at the date of the EGM, 4,765,972,542 Shares were in issue, which was the total number of Shares entitling the holders thereof to attend and vote on the resolution proposed at the EGM. There were no restrictions on any Shareholders casting votes on the resolution proposed at the EGM.

Computershare Hong Kong Investor Services Limited, the Branch Share Registrars of the Company, acted as scrutineers for the poll at the EGM.

Completion of the Transaction is conditional upon the satisfaction or waiver of the Conditions. Obtaining Shareholders’ approval for the Transaction satisfies one of the two Conditions. The FIPB Condition has not been satisfied or waived as at the date of this announcement. The timing for Completion and matters which may affect the same were disclosed in the First Announcement and the Circular.

The High Court of Delhi today adjourned the hearing of the petition filed by Telecom Watchdog indefinitely, noting that the issues raised in the petition were already being considered by the competent Indian governmental authorities. The Delhi High Court also declined to require any of the respondents, including the Company and Hutchison Essar, to respond to the petition. The Company continues to maintain, and reiterates, its view that the petition is entirely without merit and will take all necessary action to vigorously defend the groundless allegations made against the Company and Hutchison Essar. The Company will make further announcement(s) to provide Shareholders with a further update on the petition, as and when appropriate.

Shareholders and potential investors should be aware that the payment of any special dividend by the Company is subject to Completion and further approval of the Board. Accordingly, they are advised to exercise caution when dealing in the Company’s securities.

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY
Non-executive Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Alternate Directors:
Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan
Mr. Michael John O’CONNOR	(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Aldo MAREUSE	Mr. Martin Wolfgang MICHLMAYR
(Alternate to Mr. Michael John O’Connor)
Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)
Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington)

By order of the Board

Edith Shih

Company Secretary

Hong Kong, 9 March 2007